SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

Item
1.	Financial Statements as of September 30, 2006 together with Independent Accountant´s Limited Review Report

FINANCIAL STATEMENTS AS OF SEPTEMBER 30,

2006 TOGETHER WITH INDEPENDENT

ACCOUNTANTS´ LIMITED REVIEW REPORT

BALANCE SHEETS AS OF SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

-Stated in thousands of pesos-

	09-30-2006	12-31-2005
ASSETS
A. CASH AND DUE FROM BANKS
Cash	445,072	479,410
Due from banks and correspondents	1,815,348	1,115,140

	2,260,420	1,594,550

B. GOVERNMENT AND PRIVATE SECURITIES
Holdings in investment accounts (Exhibit A)	437,446	434,591
Holdings for trading or financial transactions (Exhibit A)	124,052	211,793
Unlisted Government Securities (Exhibit A)	836,217	—
Instruments issued by the Argentine Central Bank (BCRA) (Exhibit A)	1,983,937	1,655,150
Investments in listed private securities (Exhibit A)	30	3,224
Less: Allowances (Exhibit J)	15,139	—

	3,366,543	2,304,758

C. LOANS
To government sector (Exhibits B, C and D)	2,143,881	3,956,725
To financial sector (Exhibits B, C and D)	347,163	179,257
To non financial private sector and residents abroad (Exhibits B, C and D)	5,465,876	3,772,313

Overdraft	1,152,468	732,782
Discounted instruments	693,399	560,863
Real estate mortgage	427,165	394,678
Collateral Loans	10,160	10,137
Consumer	533,682	299,140
Credit cards	455,349	534,808
Other (Note 5 a.)	2,139,564	1,357,206
Interest and listed-price differences accrued and pending collection	58,873	37,301
Less: unused collections	—	152,025
Less: Interest documented together with main obligation	4,784	2,577
Less: Difference arising from purchase of portfolio	91	89
Less: Allowances (Exhibit J)	148,157	129,274

	7,808,672	7,778,932

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS
Argentine Central Bank (BCRA)	442,939	286,154
Amounts receivable for spot and forward sales to be settled	52,969	149,375
Instruments to be received for spot and forward purchases to be settled	196,696	35,730
Unlisted corporate bonds (Exhibits B, C and D)	60,160	78,228
Non-deliverable forward transactions balances to be settled	338	281
Other receivables not covered by debtor classification regulations	144,584	130,321
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	24,205	18,738
Interest accrued and pending collection not covered by debtor classification regulations	2,803	121,104
Interest accrued and pending collection covered by debtor classification regulations (Exhibits B, C and D)	—	3,014
Less: Allowances (Exhibit J)	950	3,003

	923,744	819,942

E. ASSETS SUBJECT TO FINANCIAL LEASING
Assets subject to financial leasing (Exhibits B, C and D)	202,763	127,022
Less: Allowances (Exhibit J)	2,495	1,432

	200,268	125,590

F. INVESTMENTS IN OTHER COMPANIES
In financial institutions (Exhibit E)	26,909	51,892
Other (Note 5.b.) (Exhibit E)	329,176	294,854
Less: Allowances (Exhibit J)	10,169	11,939

	345,916	334,807

G. OTHER RECEIVABLES
Receivables from sale of property assets (Exhibits B, C and D)	164	2,257
Other (Note 5.c.)	620,317	490,356
Tax on minimum presumed income – Tax Credit	118,746	90,094
Interest accrued and pending collection on receivables from sale of property assets (Exhibits B, C, and D)	—	41
Other accrued interest receivable	2	3
Less: Allowances (Exhibit J)	518,136	388,728

	221,093	194,023

H. PREMISES AND EQUIPMENT (Exhibit F)	363,059	347,444

I. OTHER ASSETS (Exhibit F)	39,375	62,189

J. INTANGIBLE ASSETS (Exhibit G)
Goodwill	20,487	25,459
Organization and development expenses	435,774	576,496

	456,261	601,955

K. SUSPENSE ITEMS	3,129	946

TOTAL ASSETS	15,988,480	14,165,136

(Contd.)

BALANCE SHEETS AS OF SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

-Stated in thousands of pesos-

	09-30-2006	12-31-2005
LIABILITIES
L. DEPOSITS (Exhibits H and I)
Government sector	139,717	102,848
Financial sector	208,615	35,483
Non financial private sector and residents abroad	11,854,969	10,605,615

Checking accounts	2,080,498	1,863,736
Savings deposits	3,124,211	2,977,089
Time deposits	5,933,654	4,976,427
Investments accounts	162,312	210,575
Other	452,316	477,797
Interest and listed-price differences accrued payable	101,978	99,991

	12,203,301	10,743,946

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
BCRA (Exhibit I)	132,468	100,745

Other	132,468	100,745
Banks and International Institutions (Exhibit I)	145,296	224,311
Non-subordinated corporate bonds (Exhibit I)	272,411	286,486
Amounts payable for spot and forward purchases to be settled	187,967	26,165
Instruments to be delivered for spot and forward sales to be settled	73,851	160,725
Financing received from Argentine financial institutions (Exhibit I)	78,285	72,980
Non-deliverable forward transactions balances to be settled	140	150
Other (note 5.d.) (Exhibit I)	407,511	357,597
Interest and listed-price differences accrued payable (Exhibit I)	9,486	6,409

	1,307,415	1,235,568

N. OTHER LIABILITIES
Other (Note 5.e.)	153,631	173,392

	153,631	173,392

O. ALLOWANCES (Exhibit J)	414,389	208,388

P. SUSPENSE ITEMS	3,207	2,295

TOTAL LIABILITIES	14,081,943	12,363,589

STOCKHOLDERS’ EQUITY (as per the related statements of changes in stockholders’ equity)	1,906,537	1,801,547

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	15,988,480	14,165,136

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See Note 16)

-Stated in thousands of pesos-

	09-30-2006	12-31-2005
DEBIT ACCOUNTS
Contingent
– Guarantees received	3,439,481	2,980,443
– Contra contingent debit accounts	363,341	325,775

	3,802,822	3,306,218

Control
– Receivables classified as irrecoverable	346,480	359,843
– Other (Note 5.f.)	28,004,861	23,658,789
– Contra control debit accounts	246,766	310,926

	28,598,107	24,329,558

Derivatives
– Contra debit derivatives accounts	410,336	93,161
– “Notional” amount of non-deliverable forward transactions	526,815	46,982

	937,151	140,143

For trustee activities
– Funds in trust	20,600	10,427

	20,600	10,427

TOTAL	33,358,680	27,786,346

CREDIT ACCOUNTS
Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	11,202	3,827
– Guarantees provided to the BCRA	51,655	70,293
– Other guarantees given covered by debtor classification regulations (Exhibits B, C and D)	142,082	171,022
– Other guarantees given non covered by debtor classification regulations	8,256	62
– Other covered by debtor classification regulations (Exhibits B, C and D)	150,146	80,571
– Contra contingent credit accounts	3,439,481	2,980,443

	3,802,822	3,306,218

Control
– Items to be credited	197,511	134,517
– Other	49,255	176,409
– Contra control credit accounts	28,351,341	24,018,632

	28,598,107	24,329,558

Derivatives
– “Notional” amount of non-deliverable forward transactions	410,336	93,161
– Contra debit derivatives accounts	526,815	46,982

	937,151	140,143

For trustee activities
– Contra credit accounts for trustee activities	20,600	10,427

	20,600	10,427

TOTAL	33,358,680	27,786,346

The accompanying notes 1 through 16 and exhibits A through L and N are an integral part of these statements.

STATEMENTS OF INCOME FOR THE NINE MONTH PERIODS

ENDED SEPTEMBER 30, 2006 AND 2005

(Translation of financial statements originally issued in Spanish – See Note 16)

- Stated in thousands of pesos -

	09-30-2006	09-30-2005
A. FINANCIAL INCOME
Interest on cash and due from banks	13,329	17,781
Interest on loans to the financial sector	19,175	5,792
Interest on overdraft	67,094	26,865
Interest on discounted instruments	38,262	14,358
Interest on real estate mortgage	32,737	31,078
Interest on collateral loans	956	727
Interest on credit card loans	20,885	15,393
Interest on other loans	133,365	89,912
Interest on other receivables from financial transactions	28,508	6,587
Income from secured loans - Decree 1387/01	138,752	164,694
Net income from government and private securities	259,563	40,852
Indexation by benchmark stabilization coefficient (CER)	282,032	530,573
Other	104,692	83,474

	1,139,350	1,028,086

B. FINANCIAL EXPENSE
Interest on checking accounts	23,176	14,835
Interest on savings deposits	3,641	2,630
Interest on time deposits	218,144	115,179
Interest on financing to the financial sector	1,336	626
Interest on other liabilities from financial transactions	29,182	19,679
Other interest	14,603	56,968
Indexation by CER	98,921	258,735
Other	32,619	22,534

	421,622	491,186

GROSS INTERMEDIATION MARGIN – GAIN	717,728	536,900

C. ALLOWANCES FOR LOAN LOSSES	52,163	90,153

D. SERVICE CHARGE INCOME
Related to lending transactions	69,612	52,352
Related to liability transactions	178,923	143,155
Other commissions	29,549	25,540
Other (Note 5.g.)	95,441	78,296

	373,525	299,343

E. SERVICE CHARGE EXPENSE
Commissions	55,901	33,756
Other (Note 5.h.)	19,438	14,220

	75,339	47,976

(Contd.)

STATEMENTS OF INCOME FOR THE NINE MONTH PERIODS

ENDED SEPTEMBER 30, 2006 AND 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

	09-30-2006	09-30-2005
F. ADMINISTRATIVE EXPENSES
Payroll expenses	295,914	221,683
Fees to Bank Directors and Statutory Auditors	182	171
Other professional fees	15,979	15,504
Advertising and publicity	33,143	25,296
Taxes	14,077	10,979
Other operating expenses (Note 5.i.)	109,118	95,747
Other	37,753	26,848

	506,166	396,228

NET GAIN FROM FINANCIAL TRANSACTIONS	457,585	301,886

G. OTHER INCOME
Income from long-term investments	54,818	23,533
Punitive interests	324	196
Loans recovered and reversals of allowances	45,170	55,029
Other (Note 5.j.)	144,682	141,413

	244,994	220,171

H. OTHER EXPENSE
Punitive interests and charges paid to BCRA	454	47
Charge for uncollectibility of other receivables and other allowances	361,402	217,534
Amortization of difference arising from judicial resolutions	169,927	164,229
Other	38,806	48,343

	570,589	430,153

NET INCOME FOR THE PERIOD	131,990	91,904

The accompanying notes 1 through 16 and exhibits A through L and N are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(Translation of financial statements originally issued in Spanish – See Note 16)

- Stated in thousands of pesos –

	2006							2005
		Non capitalized contributions		Retained earnings
Movements	Capital Stock	Issuance premiums	Adjustments to stockholders’ equity (1)	Legal	Unrealized valuation difference (2)	Unappropriated earnings	Total	Total
1. Balance at beginning of fiscal year	471,361	175,132	312,979	428,698	230,282	183,095	1,801,547	1,618,452
2. Adjustment to earnings of prior years	—,—	—,—	—,—	—,—	—,—	—,—	—,—	65,891

3. Subtotal	471,361	175,132	312,979	428,698	230,282	183,095	1,801,547	1,684,343
4. Shareholders’ meeting held on April 27, 2006: Dividends paid in cash	—,—	—,—	—,—	—,—	—,—	(27,000)	(27,000)	—,—
5. Statutory Reserve	—,—	—,—	—,—	36,619	—,—	(36,619)	—,—	—,—
6. Net income for the period	—,—	—,—	—,—	—,—	—,—	131,990	131,990	91,904	(3)

7. Balance at the end of the period	471,361	175,132	312,979	465,317	230,282	251,466	1,906,537	1,776.247

(1)	Adjustments to stockholders´ equity refer to Adjustment to Capital Stock.

(2)	Including 6,059 related to the participation on the Unrealized valuation difference booked by Rombo Cía. Financiera S.A. to be absorbed pursuant to a resolution approved by its Stockholders’ Meeting during fiscal year 2005.

(3)	See Note 2.2.)

The accompanying notes 1 through 16 and exhibits A through L and N are an integral part of these statements.

STATEMENTS OF CASH FLOWS FOR THE NINE MONTH PERIODS

ENDED SEPTEMBER 30, 2006 AND 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

-Stated in thousands of pesos-

	09-30-2006	09-30-2005
CHANGES IN CASH
Cash and due from banks at beginning of fiscal year	1,594,550	1,623,083
Increase in cash and due from banks	665,870	450,990

Cash and due from banks at end of the period	2,260,420	2,074,073

REASONS FOR CHANGES IN CASH
Financial income collected	1,674,384	1,152,973
Service charge income collected	373,313	299,305
Less:
Financial expenses paid	362,784	688,906
Service charge expenses paid	75,339	47,976
Operating expenses paid	470,455	367,224

FUNDS PROVIDED BY ORDINARY OPERATIONS	1,139,119	348,172

OTHER SOURCES OF FUNDS
Net increase in deposits (*)	1,455,997	1,772,486
Net increase in other liabilities from financial transactions (**)	—,—	270,417
Net decrease in other receivables from financial transactions (**)	—,—	12,648
Other sources of funds (**)	178,126	91,794

TOTAL OF SOURCES OF FUNDS	1,634,123	2,147,345

USE OF FUNDS
Net increase in government and private securities (**)	802,222	—,—
Net increase in loans (**)	811,248	—,—
Net increases in other receivables from financial transactions (**)	91,996	22,309
Net increase in other assets (**)	253,343	179,216
Net decrease in other liabilities from financial transactions (*)	28,515	1,713,708
Net decrease in other liabilities (*) Dividends paid in cash (**)	65,789 27,000	108,079 —,—
Other uses of funds (*)	27,259	21,215

TOTAL USES OF FUNDS	2,107,372	2,044,527

INCREASE IN FUNDS	665,870	450,990

(*) Variations originated in financing activities.	1,334,434	(70,516)
(**) Variations originated in investing activities.	(1,807,683)	173,334

The accompanying notes 1 through 16 and exhibits A through L and N are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006, PRESENTED IN

COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2005, AND

THE STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH

FLOWS AS OF SEPTEMBER 30, 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

(Stated in thousands of pesos)

1	CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1	Corporate situation

BBVA Banco Francés S.A. (BF) has its main place of business in Buenos Aires and operates a 232-branch network.

As from December, 1996, BF is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the bank, direct and indirectly, with 75.97% of the corporate stock as of September 30, 2006.

Part of BF’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2	Capital stock

Changes in the Bank’s capital stock during the last 5 fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce	Form of placement	Amount	Total
Capital Stock as of December 31, 1999:				209,631
08-07-2002	02-06-2003	(1)	158,497	368,128	(2)

04-22-2004	01-25-2005	(1)	103,233	471,361	(2)

(1)	Through public subscription of shares.

(2)	The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (CNV).

1.3	Sale of Credilogros Cía. Financiera S.A.

On March 9, 2005, BF, Inversora Otar S.A. and BBVA sold their aggregate shareholdings in Credilogros Cía Financiera S.A. to Banco de Servicios y Transacciones S.A. and Grupo de Servicios y Transacciones S.A. The amount of the transaction was USD 16,900,000, based on the financial statements as of December 31, 2004 (upon entering into the sale agreement, an advance payment was made for 20% of the price) plus the accrued results during the period between that day and the closing date of the operation.

As of June 28, 2006 BCRA approved this operation by Resolution N° 146 This transaction was performed on July 11, 2006 and the shares of Credilogros Cía. Financiera S.A. were transferred, originating an income of 12,979.

1.4	Responsibility of stockholders

BBVA Banco Francés S.A. is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid - in shares, in accordance with Law No. 19,550. As a result, in compliance with Law No. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2	SIGNIFICANT ACCOUNTING POLICIES

2.1	Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the BCRA.

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by Argentine Federation of Professional Council in Economic Sciences (FACPCE) Technical Pronouncement No. 6 (modified by Technical Pronouncement No.19), using adjustment rates derived from the Internal Wholesale Price Index published by the National Institute of Statistics and Census (I.N.D.E.C.).

Accordingly to the above mentioned method, the accounting figures were restated due to the purchasing power changes through August 31, 1995. As from that date, based in the prevailing economic stability conditions and accordingly with CNV General Resolution No. 272 and BCRA Communication “A” 2365, the accounting figures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and BCRA Communication “A” 3702, the method was reinstated effective as from January 1, 2002, considering the previous accounting figures as restated as of December 31, 2001.

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003. Accordingly, BBVA Banco Francés S.A. applied the mentioned restatement until February 28, 2003.

2.2	Comparative information

As required by Communication “A” 4265 of the BCRA, the balance sheet and correspondent exhibits include comparative information with balances as of December 31, 2005, while the statements of income, changes in stockholders equity, and cash flows are compared with statements as of September 30, 2005.

The stockholders equity at the beginning of the period ended September 30, 2005 was modified due to adjustments to results of previous years arising mainly from tax issues and amounting to an increase in stockholders equity of 92,098. Additionally, stockholders equity reflects a decrease of 26,207 as a result of the accounting of certain projects and the amount of 18,481 of said decrease was recorded in the last quarter of the fiscal year ended December 31, 2005. Net income for the period ended September 30, 2005 reflects an adjustment to earnings of previous years for 5,718 (income) in the caption Administrative expenses – Other.

2.3	Valuation methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of September 30, 2006 and the end of the previous fiscal year, such amounts were converted at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of the period or fiscal year. The exchange differences were charged to income (loss) for the period or fiscal year.

b)	Government and private securities:

  Government securities:

•	Holdings in investment accounts:

•	Discount Bonds and GDP- linked Securities in pesos: as of September 30, 2006 and at the end of the prior fiscal year are recorded at the book value of the instruments delivered for exchange less payments received during 2004 and 2005, without exceeding the nominal cash flow amount until maturity applicable under the terms and conditions of the bonds received.

•	Federal Government Bonds in US Dollars LIBOR 2012 – Compensation:

As of September 30, 2006 and the end of the prior fiscal year they were valued based on the quotation prevailing at the end of the period or fiscal year plus outstanding coupons.

The outstanding compensation amounting to 127,280 (resulting from the redenomination into US dollars of the liabilities with the Financial and Insurance Institutions Assistance Trust Fund detailed in note 12) was valued pursuant to the same criterion and was recorded under Other receivables from financial transactions, in the line Other receivables not covered by debtor classification regulations.

On October 13 and 23, 2006, the Bank received the Bonds related to compensation and hedging as well as the amounts reflecting principal and interest outstanding as of September 30, 2006. The Bank subscribed Boden 2012, the Bond related to “hedging” in cash and with these two occurrences the compensation issue was considered complete in accordance with applicable regulations.

•	Holdings for trading or financial transactions and instruments issued by the BCRA: they were valued based on current listed prices for each security as of September 30, 2006 and at the end of the prior fiscal year. Differences in listed prices were credited/charged to income for the period or prior fiscal year.

•	Unlisted government securities: this includes the Guaranteed Bonds issued by the National Government, maturing in 2020 and received in relation to the restructuring of the Provincial Development Trust Fund’s indebtedness (see note 2.3.c). As of September 30, 2006 these bonds were valued at the lower of present or technical value (including adjustment and accrued interest), as established by Communication “A” 3911 as amended of the BCRA, less of the estimated allowance to impairment value.

  Investments in listed private securities:

•	Equity and debt instruments: they were valued based on current listed prices as of September 30, 2006 and at the end of the prior fiscal year. Differences in listed prices were charged to income for the period or fiscal year.

c)	Government loans

  Federal Government secured loans – Decree No. 1387/2001:

As of September 30, 2006 and at the end of the prior fiscal year, these loans were valued at the lower of present or technical value, as established by Communication “A” 3911 of the BCRA.

The present value as of September 30, 2006 and at the end of the prior fiscal year was calculated by discounting the cash flows as per the relevant contracts at an annual rate of 4,73% and 4% respectively, in accordance with the provisions of the abovementioned Communication for September, 2006 and December, 2005.

The technical value was calculated in accordance with the swap values established by the Ministry of Economy at November 6, 2001 plus interest accrued through the end of the period, converted into pesos at rate of $ 1.40 per dollar plus CER.

The net effect of differences between the value determined for each loan (the lower of present or technical value) and their theoretical value was charged to the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned communication, the theoretical value was calculated based on the book value at February 28, 2003, net of the balancing account derived from the swap set forth by Decree 1387/01 and restated by the CER through the end of the period or fiscal year.

  Provincial Governments loans and other Government loans

At the end of the prior fiscal year, these loans were valued at the lower of present or technical value (including adjustment and accrued interest), as established by Communication “A” 3911 of the BCRA.

The present value at the end of the prior fiscal year was calculated by discounting the estimated cash flows at an annual rate of 4% respectively, in accordance with the provisions of the abovementioned Communication for December, 2005.

As the present value determined was lower than the technical value (which agrees with the theoretical value), this difference was recognized against the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned Communication, the theoretical value was calculated based on the book value at February 28, 2003 restated by the CER through the end of the period or fiscal year.

This item includes 812,165 at the end of the prior fiscal year, corresponding to Provincial Development Trust Fund Corporate Bonds, and in exchange for which Bogar 2020 has been received during the fiscal year.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities and loans to financial sector which were apportioned on a linear basis.

e)	Benchmark stabilization coefficient (CER):

As of September 30, 2006 and at the end of the prior fiscal year, receivables and payables have been adjusted to the CER as follows:

•	Federal government guaranteed loans have been adjusted under Resolution 50/2002 of the Ministry of Economy, which resolved that the CER effective 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

•	Loans to private sector and receivables from sale of assets (subject to conversion into pesos): they have been adjusted in accordance with Communication “A” 3507 of the BCRA and supplementary regulations, which resolved that the payments through September 30, 2002, were made under the original terms of each transaction and were booked as prepayments, where as from February 3, 2002, the principal was adjusted to the CER prevailing on September 30, 2006 and the end of the previous prior fiscal year, deducting the prepayments mentioned above as from the payment date, except those subject to the provisions of Decrees 762/02 and 1242/02, which excluded the application of that coefficient from some mortgage, pledge, personal and other lines of credit.

•	Federal Government Secured Bonds due in 2020 and Provincial Development Trust Fund Corporate Bonds: have been adjusted under Resolution 539/2002 of the Ministry of Economy, which resolved that the CER effective 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

•	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of September 30, 2006 and at the end of the prior fiscal year.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, assets subject to financing leasing, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions to be settled:

•	In foreign currency: as of September 30, 2006 and at the end of the prior fiscal year, they were valued according to the bench-mark exchange rate of the BCRA for each currency determined on the last business day of the period or fiscal year.

•	Holdings in investment accounts and for trading transactions: according to the method described in note 2.3.b.).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of September 30, 2006 and at the end of the prior fiscal year.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not collected as of September 30, 2006 and at the end of the prior fiscal year.

j)	Assets subject to financing leasing:

As of September 30, 2006 and at the end of the prior fiscal year, they have been valued at the present value of unaccrued installments calculated as per the conditions agreed upon in the respective contracts, applying the imputed interest rate thereto.

k)	Investments in other companies:

•	Investments in controlled financial institutions, supplementary activities and authorized: they were valued based on the following methods:

•	Francés Valores Sociedad de Bolsa S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., Consolidar Cía. de Seguros de Retiro S.A., PSA Finance Argentina Compañía Financiera S.A. and Atuel Fideicomisos S.A.: were valued by the equity method at the end of the period or fiscal year.

•	Credilogros Cía. Financiera S.A.: it was valued following the equity method at the end of the previous fiscal year.

•	Investments in non controlled financial institutions, supplementary activities and authorized: they were valued according to the following methods:

•	Rombo Cía. Financiera S.A. and other companies (Visa Argentina S.A., Banelco S.A. and Interbanking S.A.): were valued by applying the equity method at the end of the period or fiscal year.

•	Bladex S.A. (included in Other - Foreign): was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

•	Other non controlled affiliates: they were valued based on the following methods:

•	Consolidar A.R.T. S.A. and BBVA Consolidar Seguros S.A.: were valued by applying the equity method at the end of the period or fiscal year.

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 2.1., less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F).

m)	Intangible assets:

They have been valued at acquisition cost restated as explained in note 2.1, less related accumulated depreciation calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

This caption includes the differences arising from compliance with court-ordered measures arising from cases challenging the current rules and regulations applicable to deposits with the financial system in the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary provisions. The assets mentioned (calculated on the basis of the nominal difference between the exchange rate freely determined in the market and applied to the value of the deposit and the exchange rate of US$ 1= Pesos 1.40 + CER as recorded in the books at that date) is amortized in 60 monthly installments starting in April 2003 in accordance with Communication “A” 3916 of the Argentine Central Bank.

As of September 30, 2006 and at the end of the prior year, BF recorded assets amounting to 422,993 and 565,352, respectively to reflect the above items (after deduction of accumulated amortization for 723,853 and 554,036 respectively), under the caption Intangible Assets and in the account Organization and development expenses.

The Bank, however, notifies that such amortization is solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

In the opinion of the Bank’s Board of Directors and its legal advisors there exists compensation or recovery probabilities for such equity loss.

n)	Employee termination pay:

The Bank expenses employee termination pay as disbursed.

o)	Other liabilities

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of September 30, 2006 or at the end of the prior fiscal year.

p)	Allowance for other contingencies:

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

q)	Stockholders’ equity accounts:

They are restated as explained in note 2.1, except for the “Capital Stock” and “Non capitalized contributions´ accounts which have been kept at original value. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders´ Equity – Adjustment to Capital Stock” account.

r)	Statement of Income Accounts:

•	As of September 30, 2006 and at the end of the prior fiscal year, accounts accruing monetary transactions (financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.) were computed on the basis of their monthly accrual at historical rates.

•	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in note 2.1.

•	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 2.1.

s)	Earning per share:

As of September 30, 2006 and 2005, the Bank calculates the earning per share on the basis of 471,361,306 ordinary shares, of $ 1 par value each. The net income for the periods on those dates is as follows:

	09/30/2006	09/30/2005
Net income for the period	131,990	91,904	(*)
Earning per share for the period	0.28	0.19

(*)	Amount changed as explained in note 2.2.

t)	Use of accounting estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank’s Board of Directors to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the income/loss generated during the periods being reported. Final income/loss may differ from such estimates.

3	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN BUENOS AIRES CITY - ARGENTINA

By Resolution CD No. 93/05 the Professional Council in Economic Sciences of Buenos Aires City (C.P.C.E.C.A.B.A.) adopted, with certain explanations, Technical Pronouncements Nos. 16 to 22 of the F.A.C.P.C.E. incorporating certain changes to the professional accounting valuation and disclosure standards. Furthermore, by General Resolutions No. 485/05 y 487/06, the CNV adopted, with certain amendments, those Technical Pronouncements based on the resolutions of the C.P.C.E.C.A.B.A.

The Bank has prepared these financial statements by applying the regulations of the BCRA, which do not contemplate some of the valuation criteria incorporated to the accounting principles generally accepted in Buenos Aires City.

The main differences between the regulations of the BCRA and the accounting principles generally accepted in Buenos Aires City are detailed below.

I.	Valuation criteria

a)	National Government Secured loans

During the year ended on December 31, 2001, as a consequence of the provisions of Decree No.1387/01, on November 6, 2001, the Bank and its subsidiaries exchanged national government securities, bonds, treasury bills and/or unsecured loans with the National Government for a face value of US$ 2,227,460 thousands for Secured loans. At September 30, 2006 and December 31, 2005, those loans are recorded under “Loans – to the Public Sector” amounting to 2,142,906 and 3,142,363 (consolidated amounts), respectively, in accordance with the criterion described in Note 2.3.c).

In accordance with Resolution CD No. 290/01 of the C.P.C.E.C.A.B.A., at September 30, 2006 and December 31, 2005, these assets should have been valued considering the respective quotation values of the swapped bonds at November 6, 2001, delivered in exchange. However, the recoverable values of these assets as of September 30, 2006 and at the end of the prior fiscal year exceed their book values.

b)	Government Securities and Other Credit Assistance to the Public Sector

As of September 30, 2006 and at the end of the previous prior fiscal year, the Bank keeps other assets with the Public Sector amounting to 1,176,622 and 1,172,681, in accordance with the criterion described in notes 2.3.b), 2.3.c) and 2.3.g). In accordance with accounting principles generally accepted in Buenos Aires City, these assets are to be valued at current value and would imply a decrease in stockholders’ equity in approximately 100,000 and 265,000 as of September 30, 2006 and at the end of the prior fiscal year, respectively.

c)	Effects caused by court measures related to deposits (constitutional protection actions)

As mentioned in Note 2.3.m), as of September 30, 2006 and at the end of the previous prior fiscal year, the Bank recorded assets amounting to 422,993 and 565,532 (whose original values had been 1,146,846 and 1,119,388) respectively, under “Intangible Assets – Organization and Development Non Deductible Expenses” account corresponding to differences resulting from compliance with the court measures generated by the payment of deposits in the financial system within the framework of Law No. 25.561, Decree No. 214/02 and complementary regulations, as established by Communication “A” 3916 of the BCRA. In accordance with professional accounting standards currently in force, the amounts detailed above should have been covered by an allowance up to the concurrence of the balance that represents the best possible estimate of the amounts to be recovered, an amount that may not be objectively determined as of the date of issuance of these statements.

d)	Tax effects

As already indicated in note 4.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with current professional accounting standards, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 495,000 and 360,000 as of September 30, 2006 and at the end of the prior fiscal year, respectively, should be recovered.

II.	Disclosure aspects

Unrealized valuation difference

According to accounting principles generally accepted in Buenos Aires City, the amount recorded on September 30, 2006 and at the end of the previous prior fiscal year, should be recorded into unappropriated earnings account of the stockholders´ equity.

In accordance with note 2.3.b) and due to the completion of the compensation process in October 2006, the Bank recorded this amount in unappropriated earnings.

4	TAX MATTERS

4.1.	Income tax

The Bank determined the charge for income tax by applying the effective 35% rate to taxable income estimated for each period or fiscal year considering the effect of temporary differences between accounting and taxable income. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years. As of September 30, 2006 and at the end of the prior fiscal year, the Bank has estimated that there shall be no charge for income tax as the Bank is in a position to absorb the tax loss carryforwards from previous fiscal years.

On June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank’s Board of Directors, based on the opinion of its legal counsel, have responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank has set up an allowance for the net balance between the deferred tax assets and liabilities.

As of September 30, 2006 and at the end of the previous fiscal year, the Bank records under Other Receivables (in the Tax Advance account) a taxable deferred asset amounting 495,000 and 360,000, respectively. Such amounts are made up as follows:

	2006	2005
Deferred tax assets	827,000	561,000
Deferred tax liabilities	(332,000)	(201,000)

Net deferred assets	495,000	360,000
Allowance	(495,000)	(360,000)

As a matter of prudence, the amounts shown do not include any value given to the accumulated tax loss carryforward.

4.2.	Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will reduced by any excess of the latter over former.

Until December 31, 2003, the Bank, to the extent the tax on minimum presumed income exceeded income tax, recorded under Other Receivables, in the Tax Advance account, a credit on the tax on minimum presumed income.

On March 8, 2004, the Argentine Central Bank required that the amounts recorded as tax on minimum presumed income for the years 2001/2002 be reverted and charged to income or to adjustment for prior years, as applicable, based on an interpretation of the Argentine Central Bank regulations.

Subsequently, on February 11, 2005, the Argentine Central Bank issued Communication “A” 4295 whereby it enabled, under certain rules, the accounting record of credits on Tax on Minimum Presumed Income.

Consequently, as of September 30, 2006 the Bank recorded the above asset in an amount of 140,040 (118,746 in the line Tax on minimum presumed income – Tax Credit and 21,294 in the line Others – Tax Advance, under Other Receivables).

4.3.	Other tax issues

The AFIP (Argentine Public Revenue Administration) inspected open tax periods and the Bank received ex officio assessments, which were appealed before the Argentine Administrative Tax Court. Such Court, to the issuance date of these financial statements, issued and opinion on the ex officio assessment made in 1992 and 1993, partially admitting the claim of tax authorities. On June 18, 2002 the Bank decided to appeal the ruling of 1992 with the Court of Appeals, where it is being treated at present.

Furthermore, on July 18, 2003 a remedy for the review and appeal against the 1993 judgment was filed, and is currently pending. On March 8, 2006 the Court of Appeals ratified the ruling, which caused the Bank to file an ordinary appeal with the National Supreme Court. In addition, the AFIP filed an extraordinary appeal with this latter Court.

The Argentine Administrative Tax Court has also issued an opinion in respect of the appeals filed against the ex officio assessments concerning the tax on minimum presumed income for year 1999 and the income tax for years 1994, 1995 and 1998, fully upholding the claims filed and reversing the appealed resolutions. However, on April 8, 2005 the Argentine Administrative Tax Court conceded the appeal to Argentine Public Revenue Administration.

The Board of Directors and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

5	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

	09-30-2006	12-31-2005

a) LOANS
Loans granted to pre-finance and finance exports	1,056,318	466,875
Fixed-rate financial loans	978,624	744,217
Other	104,622	146,114

Total	2,139,564	1,357,206

b) INVESTMENTS IN OTHER COMPANIES
In other non-controlled companies- unlisted	27,412	24,498
In controlled companies -supplementary activities	282,705	249,743
In non-controlled companies-supplementary activities	8,842	8,628
Other- unlisted	10,217	11,985

Total	329,176	294,854

c) OTHER RECEIVABLES
Prepayments	20,233	27,054
Guarantee deposits	23,982	20,262
Miscellaneous receivables	52,233	46,636
Tax prepayments (1)	518,403	389,534
Other	5,466	6,870

Total	620,317	490,356

(1) As of September 30, 2006 and at the end of the previous fiscal year, it includes the deferred tax asset for 495,000 and 360,000 respectively (see note 4.1).

d) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
Correspondents – our account	12,138	16,622
Collections and other operations for the account of third parties	25,373	44,633
Other withholdings and collections at source	57,264	39,206
Accounts payable for consumption	75,964	74,190
Money orders payable	214,060	148,728
Other	22,712	34,218

Total	407,511	357,597

e) OTHER LIABILITIES
Accrued salaries and payroll taxes	92,985	82,307
Accrued taxes	23,323	24,609
Miscellaneous payables	36,787	64,403
Other	536	2,073

Total	153,631	173,392

	09-30-2006	12-31-2005

f) MEMORANDUM ACCOUNTS – DEBIT – CONTROL
Items in safekeeping	26,789,856	22,664,904
Collections items	604,534	528,885
Checks drawn on the Bank pending clearing	159,852	105,251
Checks not yet credited	427,617	341,039
Other	23,002	18,710

Total	28,004,861	23,658,789

	09-30-2006	09-30-2005

g) SERVICE CHARGE INCOME
Rental of safe-deposit boxes	10,423	8,367
Commissions for capital market transactions	6,251	11,681
Commissions for salary payment	3,566	2,890
Commissions for trust management	2,239	2,361
Commissions for hiring of insurances	27,617	16,808
Commissions for transportations of values	7,918	6,238
Commissions for loans and guarantees	11,582	7,782
Other	25,845	22,169

Total	95,441	78,296

h) SERVICE CHARGE EXPENSE
Turn-over tax	15,450	12,730
Other	3,988	1.490

Total	19,438	14,220

i) ADMINISTRATIVE EXPENSES - OTHER OPERATING EXPENSES
Rent	30,641	25,268
Depreciations of premises and equipment	20,678	18,587
Amortizations of organization and development expenses	4,355	6,773
Electric power and communications	13,059	11,459
Maintenance, conservation and repair expenses	19,432	16,360
Security services	13,808	11,009
Other	7,145	6,291

Total	109,118	95,747

j) OTHER INCOME
Deferred income tax (1)	135,000	135,000
Other	9,682	6,413

Total	144,682	141,413

(1)	Offset with a charge for the same amount in “Charge for uncollectibility of other receivables and other allowances” account, under Other expense item.

6	RESTRICTIONS ON ASSETS

As of September 30, 2006, there are Bank assets, which are restricted as follows:

a)	The Government and Private Securities account includes 82,041 in Federal Government bonds in US dollars LIBOR 2012 which have been frozen until final confirmation by the Argentine Minister of Economy and Production. As of the date of these financial statements these securities have been released as explained in note 2.3.b).

b)	The Government and Private Securities account includes 50,400 in Discount Bonds in pesos allocated to the guarantee required to act as custodian of investment securities related to pension funds.

c)	The Bank appropriated loan funds of its active portfolio in an amount of 1,242 to secure debts with the Argentine Central Bank.

7	CONTINGENTS

EXPORT TAX REBATES

On December 17, 1996, the ex-BCA was notified of the lawsuit filed by the Federal State in the action styled MEOSP, Federal State vs. BCA in regard of “Request for Opinion”, at the Federal Administrative Court of Original Jurisdiction, Clerk’s Office No. 1 of the City of Buenos Aires.

At present, the proceedings are awaiting that the Federal State will amend the vices of its action, hence once this has been complied with, notifications will be resumed. Irrespective of the above, it has been agreed to suspend the legal proceedings with a view to a possible out-of-court transactions formulated by sellers, since this out-of-court settlement was dropped by sellers, the abovementioned legal proceedings were resumed. Despite the suspension of terms, the parties agreed to a pre-trial stage for the production of evidence. The court has ordered the Federal Government to resolve the defects in the claim. The National Government has just reduced its claim significantly.

In any event, the eventual contingency resulting from such situation will be assumed by the sellers of the ex-BCA under the terms of the shares sales contracts.

8	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART. 33 OF LAW No. 19,550)

The balances as of September 30, 2006 and at the end of the prior fiscal year, for transactions performed with subsidiaries and parents companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities		2006	2005
Company	2006	2005	2006	2005
BBVA S.A.	29,942	6,237	3,221	22,985	29,680	31,951
Francés Valores Sociedad de Bolsa S.A.	135	6,093	1,840	9,405	704	415
Consolidar A.R.T. S.A.	51	33	34,666	27,999	332,989	243,912
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	60	88	13,486	5,289	75,675	227,274
Consolidar Cía. de Seguros de Retiro S.A.	86	43	122,859	115,749	296,705	274,430
Consolidar Cía. de Seguros de Vida S.A.	11	6	20,526	21,688	235,100	366,126
Credilogros Compañía Financiera S.A. (2)	—,—	17,629	—,—	8,096	—,—	318
Atuel Fideicomisos S.A.	—,—	—,—	3,681	4,615	5	124
BBVA Consolidar Seguros S.A.	1,559	4	4,955	2,381	57,260	41,662
PSA Finance Argentina Cía Financiera S.A.	66,195	37,292	55	531	—,—	—,—
Rombo Cía. Financiera S.A.	123,275	72,323	127	721	—,—	—,—
Francés Administradora de Inversiones S.A.	142	104	90	3,349	10,656	2,578
Consolidar Comercializadora S.A.	—,—	—,—	2,678	1,835	2,646	1,975
Inversora Otar S.A.	—,—	—,—	432	890	343,627	336,391

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations and Guaranties given covered by debtor classification regulations.

(2)	Company sold on July 11, 2006 (see note 1.3).

9	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees No. 540/95, No. 1,292/96 and 1,127/98 and Communication “A” 2337 and BCRA’s complementary regulations.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree No. 1,292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 12.5657% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos thirty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the abovementioned amount, whatever the number of accounts and/or deposits.

10	TRUST ACTIVITIES

10.1.	Financial Trusts

On January 5, 2001, the BCRA’s Board of Directors issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s (a bank organized under Argentine legislation) senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to BF as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and BF as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. BF entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets. As of September 30, 2006, total estimated corpus assets of Diagonal Trust amount to 20,574, considering its recoverable values and those of Inmobal Nutrer Trust amount to 26. Said amounts are recorded in memorandum debit accounts “For trustee activities – Funds received in trust”.

10.2.	Non Financial Trusts

BF acts as trustee in 62 non financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the beneficiaries are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about 1,767 million and 4,068 million as of September 30, 2006 and at the end of the previous fiscal year, respectively, consist of cash, creditors’ rights, real estate and shares.

11	CORPORATE BONDS

The Ordinary Stockholders’ Meeting of former-Banco Francés del Río de la Plata (former-BFRP) held on September 30, 1994, authorized the creation of a five-year program for issuance and reissuance of corporate bonds, nonconvertible into shares, for an amount of up to US$ 500,000,000. This program was authorized by CNV´s Certificate No. 87 of December 16, 1994.

On April 27, 1999, the Ordinary and Extraordinary Stockholders’ Meeting decided to extend the term of the abovementioned program for five years and authorized the issuance of corporate bonds convertible into share of commons stock in the amount of up to US$ 200,000,000 either under the Bank’s program or otherwise.

On April 27, 2000, the Ordinary and Extraordinary Stockholders’ Meeting approved to increase the outstanding amount under the abovementioned program for up to US$ 1,000,000,000. The increase was authorized by CNV’s Certificate No. 268 of July 18, 2000.

In addition, the abovementioned Stockholders’ Meeting approved the creation of a program for the issuance of non-subordinated short-term corporate notes to be issued under several classes and series up to a total amount outstanding at any given time of US$ 300,000,000; the term of the program is five years, during which corporate notes nonconvertible into shares and unsecured or guaranteed by third parties may be issued for a term of up to one year in accordance with the conditions stipulated by the Board of Directors.

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Negotiable Obligations with ordinary guarantee, or such guarantees as may be decided by the Board of Directors, and unsecured Subordinated Negotiable Obligations, convertible or not into shares. During the life of the Program, which will be 5 (five) years, it shall be possible to issue and re-issue any number of series and/or classes of Negotiable Obligations as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000.

The following chart reflects corporate bonds in force as of September 30, 2006:

Global program amount	Date of issuance	Features	Face value	Currency	Price of issue	Nominal annual rate	Payment of interest	Book balance (in thousands)	Capital expiration Date
USD 1,000,000,000	11/26/2003	Non-subordinated	87,752,925	USD	100%	(1)	Semiannual	280,234	10/31/2008(2)

(1)	Libor plus 150 basis points.

(2)	Principal shall be amortized in 10 semiannually installments with maturity between April 30 and October 31 each year.

According to the provisions of the Corporate Bond Law and to the rules of the BCRA, the proceeds from the issuance of corporate bonds are allocated to (i) granting mortgage loans to purchase and repair housing and personal loans in Argentina; (ii) granting corporate loans in Argentina earmarked for contributions to working capital; investment in physical assets located in Argentina or refinancing liabilities, or (iii) contributing to working capital, investing in physical assets located in Argentina or refinancing liabilities.

On October 31, 2006 the Bank paid the interest and principal corresponding to the sixth period of the issuance of said negotiable obligations.

12	FUNDING OF THE FINANCIAL AND INSURANCE INSTITUTIONS ASSISTANCE TRUST FUND (FFAEFS)

12.1	On November 22, 1996, the ex-BCA requested the Board of the FFAEFS for a US$ 60,000,000 loan to finance the purchase of certain assets and liabilities to be excluded from ex - Banco Caseros S.A. Such request was granted and the respective agreement was signed on December 18, 1996.

By means of such agreement, the Bank undertook to repay the loan seven years after disbursement by the FFAEFS on December 20, 1996. On December 22, 2003, the Bank cancelled such financing, after its conversion into Argentine pesos at the exchange rate of 1 Argentine peso to each US and its adjustment by CER.

12.2	On December 22, 1997, Corp Banca (CB) executed with the FFAEFS a loan for consumption agreement in the amount of US$ 30,000,000, to be reimbursed in five annual, equal and consecutive installments starting as from the disbursement date. The first one would be paid three years after such date.

As per this agreement, CB issued subordinate corporate bonds with the authorization for public offering by the CNV and the authorization to trade on the BCBA in the terms and conditions established in the loan for consumption agreement and under Communication “A” 2264 of the BCRA for the amount equivalent to that effectively loaned under the loan for consumption agreement referred to above. By Resolution No. 12,384 of August 28, 1998, the CNV authorized the issuance of common, subordinate corporate bonds nonconvertible into shares for a face value of US$ 30,000,000 at an annual nominal rate equal to LIBOR plus an annual nominal rate of 4% for the first period and, thereafter, LIBOR plus an annual nominal rate of 3% with a minimum of 8,07% per annum, due December 29, 2004.

On December 29, 2004, the Bank cancelled the last installment of this corporate bonds, after its conversion into Argentine pesos at the exchange rate of 1 Argentine peso to each US dollar and its adjustment by CER.

Due to these agreements, the BF may not distribute cash dividends in amounts exceeding 50% of liquid and realized income related to each balance sheet normally prepared.

On January 10, 2003, the Federal Executive published Decree Nº 53/2003 which amended section 1 subsection j) of Decree Nº 410/02, excluding from the conversion into pesos provided for by section 1 of Decree Nº 214/02 the “obligation of Public and Private Sector Companies to pay any amount of money in foreign currency owed to the NATIONAL GOVERNMENT as a result of subsidiary or other loans and guarantees originally financed by Multilateral Credit Institutions or arising from liabilities owed by the National Treasury and refinanced with external creditors”.

The decision taken by the Managing Committee of the Trust Fund for Reconstruction of Companies at the meeting held on May 28, 2003 stating that only 50% of the aforementioned financing was to be converted into pesos while the difference was to be maintained in its original currency was notified by note dated June 9, 2003.

The Bank has filed a subsidiary appeal for reversal before a higher administrative authority applying for a change in the aforementioned criterion and has reiterated its position on occasion of each interest and principal payment. Upon the appeal for reversal being dismissed, the claims were filed with the hierarchical superior officer on March 16, 2004. On May 17, 2004 the grounds for the appeal before the higher administrative authority were enlarged.

On February 7, 2005, the Bank was notified of Resolution Nº 25 dated January 17, 2005 executed by the Argentine Minister of Economy and Production, which dismisses the Hierarchical Remedy filed.

On May 16, 2005, an administrative action under section 100 (D.R:1759/72, 1991 revision) was filed against Resolution No. 25 issued by the Ministry of Economy and Production, which dismissed the Hierarchical Appeal filed by the Bank. At present, the case is pending determination by the Federal Executive. Notwithstanding, in May 2005 was recorded a liability in the account Financing received from Argentine financial institutions in the financial statements as of September 30, 2006 under the caption Other Liabilities from Financial Transactions, amounting to US Dollars thousand 25,218, this being the estimated liability by the Bank in the filing mentioned above. This effect should be compensated under the terms of the compensation mechanism for financial institutions which was also recorded for 127,280 in the account Other receivables not covered by debtor classification regulations under the caption Other receivables from financial transactions (note 2.3.b) and 78,913 for the corresponding liability to be paid to B.C.R.A. As explained in note 2.3.b.) the bonds related to the compensation and hedging arising from the redenomination into US Dollars of these liabilities were received in October 2006. At any event, the final determination of this issue would not imply additional losses for the Bank.

13	COMPLIANCE WITH CNV REQUIREMENTS

13.1	Compliance with the requirements to act as agent in the over-the-counter market

As of September 30, 2006, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolution No. 368/01 and 489/06 of the CNV.

13.2	Investment Funds custodian

As of September 30, 2006 and at the end of the previous fiscal year, in its capacity of custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Renta Fija”, “FBA Ahorro Pesos”, “FBA Renta Corto Plazo”, “FBA Europa”, “FBA Horizonte”, “FBA Internacional”, “FBA EEUU”, “FBA Renta Premium”, “FBA Acciones Latinoamericanas”, “FBA Bonos Argentina”, administrated by Francés Administradora de Inversiones S.A., the Bank holds certificates of deposits, shares, corporate bonds, government securities, indexes, options, tax - credit certificates, securities issued by the Argentine Central Bank and investments financial trust certificates in safekeeping in the amount of 832,127 and 777,933 respectively, all of which making up the Fund’s portfolio and booked in memorandum accounts “Debit-Control - Other”.

14	RESTRICTION ON EARNINGS DISTRIBUTIONS

a)	As stated in Note 12, the Bank may not distribute as dividends in cash an amount exceeding 50% of liquid and realized income related to each one of the financial statements regularly prepared.

b)	In accordance with Communication “A” 4589 of the Argentine Central Bank, issued on October 29, 2006, the authorization of the Superintendent of Financial and Exchange Institutions shall be required in order to verify that the procedure established in Communication “A” 4589 for earnings distribution has been properly applied.

c)	As stated in the Offering Memorandum of the Bank’s outstanding negotiable obligations, the Bank may pay dividends or other distributions only with ordinary shares.

The Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2006, approved the allocation of earnings for the fiscal year ended on December 31, 2005 amounting to 27,000 to cash dividends, subject to the authorization of the Entity’s bondholders who had FRN holdings at the time. On May 5, 2006, the Meeting of Bondholders who are holders of Series 15 under the Negotiable Obligations Program resolved to grant a waiver in favor of the Entity as regards the prohibition upon distribution of cash dividends as stated in the terms and conditions of such Series. Said distribution was authorized by the Argentine Central Bank on April 27, 2006.

In addition, pursuant to the provisions of the Argentine Central Bank, the Bank allocated 36,619 to Statutory Reserve.

15	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

16	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matter mentioned in Note 3, in accordance with accounting principles generally accepted in Buenos Aires City - Argentina. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with accounting principles generally accepted in Buenos Aires City may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between generally accepted accounting principles in Buenos Aires City – Argentina and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

	Holding
Description	Market Value	Book balance as of 09-30-2006	Book balance as of 12-31-2005	Position Without Options	Final Position
GOVERNMENT SECURITIES
Holdings in investment accounts
In pesos
Discount Bonds in pesos	180,956	316,625		180,956	180,956
GDP-linked Securities in pesos	38,780	38,780		38,780	38,780

Subtotal in pesos		355,405	360,516	219,736	219,736

In foreign currency
Federal Government Bonds in US dollar Libor 2012 - Compensation	82,041	82,041		82,041	82,041

Subtotal in foreign currency		82,041	74,075	82,041	82,041

Subtotal in Holdings in investment accounts		437,446	434,591	301,777	301,777

Holdings for trading or financial transactions
Local
In pesos
Secured Bonds due 2018	84,180	84,180		83,975	83,975
Boden 2014	12,288	12,288		—,—	—,—
Discount Bonds in pesos	5,060	5,060		—,—	—,—
Other	231	231		135	135

Subtotal in pesos		101,759	98,665	84,110	84,110

In foreign currency
Federal Government Bonds in US dollar Libor 2012	21,435	21,435		6,537	6,537
Other	858	858		473	473

Subtotal in foreign currency		22,293	113,128	7,010	7,010

Subtotal in Holdings for trading or financial Transactions		124,052	211,793	91,120	91,120

Unlisted government securities
Local
In pesos
Secured Bonds due 2020		836,217		836,217	836,217

Subtotal in pesos		836,217	—,—	836,217	836,217

Subtotal Unlisted government securities		836,217	—,—	836,217	836,217

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

	Holding
Description	Market value	Book Balance as of 09-30-2006	Book Balance as of 12-31-2005	Position without options	Final Position
Instruments issued by the BCRA
BCRA Bills
Listed
Own portfolio
Argentine Central Bank Bills due 06-06-07	62,398	62,398		62,398	62,398
Argentine Central Bank Bills due 02-21-07	45,183	45,183		49,042	49,042
Argentine Central Bank Bills Indexation by CER due 01-31-07	11,052	11,052		11,052	11,052
Other	9,184	9,184		9,184	9,184

Subtotal own portfolio		127,817	840,279	131,676	131,676

Repurchase transactions

Subtotal repurchase transactions		—,—	110,680	—,—	—,—

BCRA Notes
Listed
Own portfolio
Argentine Central Bank Bills (Badlar) due 12-19-07	11,669	11,669		11,669	11,669
Argentine Central Bank Bills (Badlar) due 08-06-08	12,002	12,002		12,002	12,002
Argentine Central Bank Bills Indexation by CER 3% due 01-23-08	14,979	14,979		22,860	22,860
Argentine Central Bank Bills Indexation by CER 3% due 12-06-06	15,783	15,783		72,543	72,543
Argentine Central Bank Bills Indexation by CER 3% due 07-25-06	29,950	29,950		96,120	96,120
Argentine Central Bank Bills (Badlar+2,5%) due 03-26-08	42,084	42,084		72,144	72,144
Argentine Central Bank Bills due 03-05-08	51,077	51,077		53,095	53,095
Argentine Central Bank Bills (Badlar) due 02-20-08	84,107	84,107		84,107	84,107
Argentine Central Bank Bills due 04-18-07	91,108	91,108		91,108	91,108
Argentine Central Bank Bills (Badlar) due 04-16-08	118,822	118,822		125,648	125,648
Argentine Central Bank Bills (Badlar) due 07-16-08	236,303	236,303		236,303	236,303
Argentine Central Bank Bills (Badlar) due 11-21-07	262,092	262,092		262,092	262,092
Argentine Central Bank Bills due 05-30-07	306,983	306,983		309,820	309,820
Argentine Central Bank Bills due 05-07-08	551,820	551,820		551,820	551,820
Other	7,042	7,042		7,042	7,042

Subtotal BCRA Notes in pesos		1,835,821	704,191	2,008,373	2,008,373

Repurchase transactions
Argentine Central Bank Bills (Badlar) due 02-20-08	20,299	20,299		—,—	—,—

Subtotal repurchase transactions		20,299	—,—	—,—	—,—

Subtotal instruments issued by the BCRA		1,983,937	1,655,150	2,140,049	2,140,049

TOTAL GOVERNMENT SECURITIES		3,381,652	2,301,534	3,369,163	3,369,163

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER, 2006 AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

	Holding
Description	Market value	Book Balance as of 09-30-2006	Book Balance as of 12-31-2005	Position without options	Final Position
INVESTMENTS IN LISTED PRIVATE SECURITIES
Other debt instruments
Local
In pesos

Subtotal in pesos		—,—	3,124	—,—	—,—

In foreign currency
Pecon Corporate Bonds	14	14		14	14
Cablevision Corporate Bonds	11	11		11	11
Banco Rio Corporate Bonds	2	2		2	2
Telefonica de Argentina Corporate Bonds	3	3		3	3

Subtotal in foreign currency		30	58	30	30

Subtotal Other debt instruments		30	3,182	30	30

Other Equity instruments
In Foreing currency

Subtotal in foreign currency		—,—	42	—,—	—,—

Subtotal Equity instruments		—,—	42	—,—	—,—

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES		30	3,224	30	30

TOTAL GOVERNMENT AND PRIVATE SECURITIES		3,381,682	2,304,758	3,369,193	3,369,193

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish-See Note 16)

-Stated in thousands of pesos-

	09-30-2006	12-31-2005
COMMERCIAL PORTFOLIO
Normal performance
Preferred collaterals and counter guaranty “A”	196,580	104,177
Preferred collaterals and counter guaranty “B”	42,989	37,675
Without senior security or counter guaranty	6,464,352	6,743,076
In potential risk
Preferred collaterals and counter guaranty “B”	2,581	6,361
Without senior security or counter guaranty	23,974	69,894
Nonperforming
Without senior security or counter guaranty	5,228	5,695
With high risk of uncollectibility
Without senior security or counter guaranty	33,124	59,885
Uncollectible
Without senior security or counter guaranty	26,472	5,041

Total	6,795,300	7,031,804

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish-See Note 16)

-Stated in thousands of pesos-

	09-30-2006	12-31-2005
CONSUMER AND HOUSING PORTFOLIO
Normal performance
Preferred collaterals and counter guaranty “A”	8,032	7,995
Preferred collaterals and counter guaranty “B”	372,870	378,743
Without senior security or counter guaranty	1,332,967	952,834
Inadequate performance
Preferred collaterals and counter guaranty “B”	7,907	3,083
Without senior security or counter guaranty	11,020	2,235
Deficient performance
Preferred collaterals and counter guaranty “B”	435	955
Without senior security or counter guaranty	5,948	3,097
Unlikely to be collected
Preferred collaterals and counter guaranty “B”	594	1,599
Without senior security or counter guaranty	6,260	3,622
Uncollectible
Preferred collaterals and counter guaranty “B”	3,171	4,315
Without senior security or counter guaranty	3,102	2,670
Uncollectible, classified as such under regulatory requirements
Without senior security or counter guaranty	36	63

Total	1,752,342	1,361,211

General Total (1)	8,547,642	8,393,015

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guarantees given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

	09-30-2006		12-31-2005
Number of clients	Outstanding Balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	3,365,854	39.38%	4,963,867	59.14%
50 next largest clients	1,878,009	21.97%	1,304,563	15.54%
100 following clients	753,334	8.81%	456,387	5.44%
Remaining clients	2,550,445	29.84%	1,668,198	19.88%

Total (1)	8,547,642	100.00%	8,393,015	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF SEPTEMBER 30, 2006

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

		Term remaining to maturity
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Government sector	—,—	87,442	484	34,128	83,831	134,011	1,803,985	2,143,881
Financial sector	—,—	85,400	36,610	40,841	98,727	57,035	28,550	347,163
Non financial private sector and residents abroad	34,974	2,448,574	843,565	934,261	583,620	459,256	752,348	6,056,598

TOTAL	34,974	2,621,416	880,659	1,009,230	766,178	650,302	2,584,883	8,547,642	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish – See Note 16)

- Stated in thousands of pesos –

								Information about the issuer
Concept		Shares				Amount			Data from last published financial statements
Identification	Description	Class	Unit face value	Votes per share	Number	09-30-2006	12-31-2005	Main business	Fiscal year/ period-end	Capital stock	Stockholders’ equity	Net income for the fiscal year/ period
	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED
	Controlled
	Local									thousand of pesos
33642192049	Francés Valores Sociedad de Bolsa S.A.	Common	500$	1	12,780	5,969	8,704	Stockholder	09.30.2006	6,390	6,285	(780)
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	Common	1$	1	75,842,839	147,370	141,838	Pensions fund manager	09.30.2006	140,739	274,953	4,143
33678564139	Consolidar Cía. De Seguros de Vida S.A.	Common	1$	1	7,383,921	69,994	54,527	Insurance company	09.30.2006	11,195	108,879	12,511
30678574097	Consolidar Cía. de Seguros de Retiro S.A.	Common	1$	1	25,033,832	41.275	31,167	Insurance company	09.30.2006	37,551	61,909	2,471
30707847367	PSA Finance Arg. Cía Financiera S.A.	Common	1,000$	1	9,000	13,148	12,047	Financial institution	09.30.2006	18,000	26,297	2,204
30692274403	Atuel Fideicomisos S.A.	Common	1$	1	13,099,869	18,097	13,507	Trust Manager	09.30.2006	13,100	18,097	4,588
30704936016	Credilogros Compañía Financiera S.A. (1)					—,—	26,986

		Subtotal controlled				295,853	288,776

	Non controlled
	Local
33707124909	Rombo Cía. Financiera S.A.	Common	1,000$	1	8,000	12,980	12.096	Financial Institution	09.30.2006	20,000	32,449	2,208
	Other					8,842	8,628
	Foreign
	Other					781	763

		Subtotal noncontrolled				22,603	21,487

		Total in financial institutions, supplementary and authorized				318,456	310,263

	IN OTHER COMPANIES
	Non controlled
	Local
30685228501	Consolidar ART S.A.	Common	1$	1	9,710,451	21,387	18,987	Workers compensation	09.30.2006	77,684	171,096	10,355
30500064230	BBVA Seguros S.A.	Common	1$	1	1,301,847	5,827	5,338	Insurance	09.30.2006	10,652	47,684	140
	Other					198	173
										thousand of dollars
	Foreign
17415001	A.I.G. Latin American Fund					10,169	11,939	Investing	12.31.2003	36,048	18,272	(17,775)
	Other					48	46

		Subtotal non controlled				37,629	36,483

		Total in other companies				37,629	36,483

		Total investments in other companies				356,085	346,746

(1)	Company sold on July 11, 2006 (see note 1.3).

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT

AND OTHER ASSETS FOR THE NINE MONTH PERIOD ENDED

ENDED SEPTEMBER 30, 2006 AND THE FISCAL YEAR ENDED DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Transfers	Decreases	Depreciation for the period		Net book value at 09-30-2006	Net book value at 12-31-2005
					Years of useful life	Amount
PREMISES AND EQUIPMENT
Real Estate	298,223	4,060	9,772	19	50	7,923	304,113	298,223
Furniture and Facilities	24,227	3,676	—,—	—,—	10	4,695	23,208	24,227
Machinery and Equipment	23,976	18,327	—,—	—,—	5	7,777	34,526	23,976
Automobiles	1,018	477	—,—	—,—	5	283	1,212	1,018

Total	347,444	26,540	9,772	19		20,678	363,059	347,444

OTHER ASSETS
Works of Art	983	—,—	—,—	—,—	—,—	—,—	983	983
Leased assets	9,230	—,—	2,656	4,976	50	105	6,805	9,230
Property taken as security for loans (1)	—,—	439	10,724	1,225	50	81	9,857	—,—
Stationery and office supplies	1,610	3,285	—,—	2,525	—,—	—,—	2,370	1,610
Other	50,366	237	(23,152)	7,573	50	518	19,360	50,366

Total	62,189	3,961	(9,772)	16,299		704	39,375	62,189

(1)	According to BCRA Communication “A” 4526, this account must be used to record these assets independently of being computed for the calculation of the fixed assets and other concepts relation.

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS FOR THE SIX MONTH PERIOD ENDED

ENDED SEPTEMBER 30, 2006 AND THE FISCAL YEAR ENDED DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Decreases	Amortization for the period		Net book value at 09-30-2006	Net book value at 12-31-2005
				Years of useful life	Amount
Goodwill	25,459	—,—	—,—	10	4,972	20,487	25,459
Organization and Development expenses (1)	11,144	6,170	178	1 & 5	4,355	12,781	11,144
Organization and development non-deductible expenses	565,352	27,672	104	5	169,927	422,993	565,352

Total	601,955	33,842	282		179,254	456,261	601,955

(1)	This caption mainly includes costs from information technology projects and leasehold improvements.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

	09-30-2006		12-31-2005
Number of clients	Outstanding Balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	916,639	7.51%	1,105,846	10.29%
50 next largest clients	1,105,299	9.06%	1,081,430	10.07%
100 following clients	762,579	6.25%	765,031	7.12%
Remaining clients	9,418,784	77.18%	7,791,639	72.52%

TOTAL	12,203,301	100.00%	10,743,946	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS,

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS AND

SUBORDINATED CORPORATE BONDS

AS OF SEPTEMBER 30, 2006

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

	Terms remaining to maturity						Total
Description	1 month	3 months	6 months	12 months	24 months	More than 24 months
Deposits	9,196,567	1,622,389	609,434	654,668	120,242	1	12,203,301

Other liabilities from financial transactions
BCRA	132,468	—,—	—,—	—,—	—,—	—,—	132,468
Banks and International Institutions	39,677	12,812	91,322	354	—,—	2,794	146,959
Non-subordinated corporate bonds	28,801	—,—	—,—	41,918	100,626	108,889	280,234
Financing received from Argentine financial institutions	78.285	—,—	—,—	—,—	—,—	—,—	78,285
Other	407,511	—,—	—,—	—,—	—,—	—,—	407,511

Total	686,742	12,812	91,322	42,272	100,626	111,683	1,045,457

TOTAL	9,883,309	1,635,201	700,756	696,940	220,868	111,684	13,248,758

EXHIBIT J

MOVEMENT OF ALLOWANCES FOR THE NINE MONTH PERIOD

ENDED SEPTEMBER 30, 2006 AND THE FISCAL YEAR ENDED DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

	Book value at beginning of fiscal year	Increases (6)		Decreases		Book value
Description				Reversals	Applications	09-30-2006	12-31-2005
DEDUCTED FROM ASSETS
Government securities
- For impairment value	—,—	15,139	(5)	—,—	—,—	15,139	—,—
Loans
- Allowance for doubtful loans	129,274	52,380	(1)	6,637	26,860	148,157	129,274
Other receivables from financial transactions
- Allowance for doubtful receivables	3,003	191	(1)	535	1,709	950	3,003
Assets subject to financial leasing
- Allowance for doubtful receivables	1,432	1,063	(1)	—,—	—,—	2,495	1,432
Investments in other companies
- For impairment value (3)	11,939	266		2,036	—,—	10,169	11,939
Other receivables
- Allowance for doubtful receivables (2)	388,728	138,185		1,032	7,745	518,136	388,728

Total	534,376	207,224		10,240	36,314	695,046	534,376

LIABILITIES-ALLOWANCES
- Contingents commitments (1)	765	4		322	—,—	447	765
- Other contingencies	207,623	222,387	(4)	1,417	14,651	413,942	207,623

Total	208,388	222,391		1,739	14,651	414,389	208,388

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 2.3.f).

(2)	Includes mainly the possible uncollectibility risks arising out of payments under protection actions on Mutual Funds and deferred tax asset (see note 4.1.)

(3)	Recorded, to recognize the estimated impairment in AIG Latin American Fund’s equity as of September 30, 2006.

(4)	Recorded to cover possible contingencies that were not considered in other accounts (civil, labor, commercial and other lawsuits)

(note 2.3.p).

(5)	Recorded in compliance with the provisions of Communication “A” 4084 of the BCRA.

(6)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income - Gold and foreign currency exchange difference” account, as follow:

–	Loans	394
–	Other receivables from financial transactions	14
–	Investments in other companies	266
–	Other receivables	237

EXHIBIT K

CAPITAL STRUCTURE AS OF SEPTEMBER 30, 2006

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

SHARES			CAPITAL STOCK
	Quantity	Votes per share	Issued		Pending issuance or distribution	Paid in
Class			Outstanding	In portfolio
Common	471,361,306	1	471,306	—,—	55	471,361
					(1)	(2)

(1)	Shares issued and available to stockholders but not as yet withdrawn.

(2)	Fully registered with the Public Registry of Commerce (See note 1.2.)

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos -

Accounts	09-30-2006						12-31-2005
		Total of period (per type of currency)
	Total of Period	Euro	US Dollars	Pounds Sterling	Yen	Other	Total of fiscal year
ASSETS
Cash and due from banks	936,156	58,676	875,080	655	68	1,677	1,019,028
Government and private securities	104,364	—,—	104,364	—,—	—,—	—,—	187,303
Loans	1,346,101	9,421	1,336,680	—,—	—,—	—,—	657,060
Other receivables from financial transactions	213,410	3,984	208,959	—,—	368	99	226,561
Assets subject to financial leasing	74	—,—	74	—,—	—,—	—,—	79
Investments in other companies	10,998	—,—	10,998	—,—	—,—	—,—	12,748
Other receivables	18,828	320	18,508	—,—	—,—	—,—	19,705
Suspense items	226	119	107	—,—	—,—	—,—	97

TOTAL	2,630,157	72,520	2,554,770	655	436	1,776	2,122,581

LIABILITIES
Deposits	1,778,825	35,032	1,743,793	—,—	—,—	—,—	1,285,186
Other liabilities from financial transactions	786,163	24,459	760,462	405	365	472	802,088
Other liabilities	1,430	704	726	—,—	—,—	—,—	6,181
Suspense items	8	—,—	8	—,—	—,—	—,—	6

TOTAL	2,566,426	60,195	2,504,989	405	365	472	2,093,461

MEMORANDUM ACCOUNTS
Debit accounts (except contra debit accounts)
Contingent	263,377	—,—	263,377	—,—	—,—	—,—	69,409
Control	6,116,477	7,398	6,106,828	—,—	1,570	681	6,599,699
Trustee activities	26	—,—	26	—,—	—,—	—,—	4,699

TOTAL	6,379,880	7,398	6,370,231	—,—	1,570	681	6,673,807

Credit accounts (except contra credit accounts)
Contingent	239,555	—,—	239,555	—,—	—,—	—,—	199,014
Control	30,896	—,—	30,896	—,—	—,—	—,—	21,896

TOTAL	270,451	—,—	270,451	—,—	—,—	—,—	220,910

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS OF SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 16)

- Stated in thousands of pesos –

	Status
Concept	Normal	In potential risk / Inadequate Compliance	Nonperforming / deficient compliance		With high risk of uncollectibility / unlikely to be collected		Uncollectible	Classified uncollectible as such under regulatory requirements	Total
			Not yet matured	Past-due	Not yet matured	Past-due			09-30-2006	12-31-2005
1. Loans	260,206	—,—	—,—	—,—	—,—	—,—	—,—	—,—	260,206	204,582
– Overdraft	1,593	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,593	1,752
Without senior security or counter guaranty	1,593	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,593	1,752
– Discounted Instruments	7,631	—,—	—,—	—,—	—,—	—,—	—,—	—,—	7,631	9,278
Without senior security or counter guaranty	7,631	—,—	—,—	—,—	—,—	—,—	—,—	—,—	7,631	9,278
– Real Estate Mortgage and Collateral Loans	387	—,—	—,—	—,—	—,—	—,—	—,—	—,—	387	373
Other collaterals and counter guaranty “B”	387	—,—	—,—	—,—	—,—	—,—	—,—	—,—	387	373
– Consumer	16	—,—	—,—	—,—	—,—	—,—	—,—	—,—	16	27
Without senior security or counter guaranty	16	—,—	—,—	—,—	—,—	—,—	—,—	—,—	16	27
– Credit Cards	338	—,—	—,—	—,—	—,—	—,—	—,—	—,—	338	370
Without senior security or counter guaranty	338	—,—	—,—	—,—	—,—	—,—	—,—	—,—	338	370
– Other	250,241	—,—	—,—	—,—	—,—	—,—	—,—	—,—	250,241	192,782
Without senior security or counter guaranty	250,241	—,—	—,—	—,—	—,—	—,—	—,—	—,—	250,241	192,782
2. Other receivables from financial transactions	4,419	—,—	—,—	—,—	—,—	—,—	—,—	—,—	4,419	9,371
3. Contingent commitments	30,537	—,—	—,—	—,—	—,—	—,—	—,—	—,—	30,537	47,025
4. Investments in other companies and private securities	114,990	—,—	—,—	—,—	—,—	—,—	—,—	—,—	114,990	140,102

Total	410,152	—,—	—,—	—,—	—,—	—,—	—,—	—,—	410,152	401,080

Total Allowances	2,435	—,—	—,—	—,—	—,—	—,—	—,—	—,—	2,435	1,786

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 16 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-06	12-31-05
A. ASSETS
CASH AND DUE FROM BANKS
Cash	445,274	483,377
Due from banks and correspondents	1,889,685	1,128,129

	2,334,959	1,611,506

B. GOVERNMENT AND PRIVATE SECURITIES (Note 7.a)
Holdings in investment accounts	437,446	435,104
Holdings for trading or financial transactions	504,391	664,837
Unlisted Government Securities	836,222	6
Instruments issued by the BCRA	2,792,047	2,248,838
Investments in listed private securities	164,973	155,849
Less: Allowances	15,186	323

	4,719,893	3,504,311

C. LOANS
To government sector (Exhibit 1)	2,866,916	4,623,626
To financial sector (Exhibit 1)	306,203	142,307
To non financial private sector and residents abroad (Exhibit 1)	5,556,362	3,900,517

Overdraft	1,152,324	733,514
Discounted instruments	693,399	560,863
Real estate mortgage	427,165	394,678
Collateral Loans	91,166	60,714
Consumer	533,682	355,649
Credit cards	455,349	545,918
Other	2,148,726	1,364,291
Interest and listed-price differences accrued and pending collection	59,335	39,653
Less: Unused collections	—,—	152,186
Less: Interest documented together with main obligation	4,784	2,577
Less: Difference arising from purchase of portfolio	91	89
Less: Allowances	197,478	184,885

	8,531,912	8,481,476

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS
BCRA	442,939	286,206
Amounts receivable for spot and forward sales to be settled	72,045	158,120
Instruments to be received for spot and forward purchases to be settled	210,307	35,730
Unlisted corporate bonds (Exhibit 1)	60,160	78,228
Non-deliverable forward transactions balances to be settled	338	281
Other receivables not covered by debtor classification regulations	144,584	130,321
Other receivables covered by debtor classification regulations (Exhibit 1)	26,673	21,538
Interest accrued and pending collection not covered by debtor classification regulations	2,803	121,104
Interest accrued and pending collection covered by debtor classification regulations (Exhibit 1)	—,—	3,020
Less: Allowances	981	3,098

	958,868	831,450

E. ASSETS SUBJECT TO FINANCIAL LEASING
Assets subject to financial leasing (Exhibit 1)	208,689	131,650
Less: Allowances	2,571	1,485

	206,118	130,165

F. INVESTMENTS IN OTHER COMPANIES
In financial institutions	13,761	12,859
Other	50,506	49,377
Less: Allowances	10,169	11,939

	54,098	50,297

G. OTHER RECEIVABLES
Receivables from sale of property assets (Exhibit 1)	164	2,257
Tax on minimum presumed income – Tax Credit	118,746	90,094
Other	658,161	535,708
Interest accrued and pending collection on receivables from sale of property assets (Exhibit 1)	—,—	41
Other accrued interest receivable	2	10
Less: Allowances	518,136	389,149

	258,937	238,961

H. PREMISES AND EQUIPMENT	393,341	375,797

I. OTHER ASSETS	39,870	63,246

J. INTANGIBLE ASSETS
Goodwill	20,493	25,459
Organization and development expenses	470,849	629,877

	491,342	655,336

K. SUSPENSE ITEMS	3,129	948

L. OTHER SUBSIDIARIES´ ASSETS (Note 7.b)	21,103	40,255

TOTAL ASSETS	18,013,570	15,983,748

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 16 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-06	12-31-05
LIABILITIES
M. DEPOSITS
Government sector	139,717	102,848
Financial sector	208,615	27,695
Non financial private sector and residents abroad	11,696,820	10,482,543

Checking accounts	2,041,104	1,841,450
Savings deposits	3,124,211	3,000,466
Time deposits	5,816,331	4,855,393
Investments accounts	162,312	210,575
Other	451,360	477,880
Interest and listed-price differences accrued payable	101,502	96,779

	12,045,152	10,613,086

N. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
BCRA	132,468	100,745

Other	132,468	100,745
Banks and International Institutions	145,296	224,311
Non-subordinated corporate bonds	272,411	286,486
Amounts payable for spot and forward purchases to be settled	201,601	26,165
Instruments to be delivered for spot and forward sales to be settled	90,311	165,727
Non-deliverable forward transactions balances to be settled	140	150
Financing received from Argentine financial institutions	78,464	74,927
Other	415,140	359,875
Interest and listed–price differences accrued payable	9,486	6,409

	1,345,317	1,244,795

O. OTHER LIABILITIES
Fees payable	82	156
Other	233,742	251,823

	233,824	251,979

P. ALLOWANCES	502,002	263,191

Q. SUSPENSE ITEMS	3,207	2,299

R. SUBSIDIARIES’ OTHER LIABILITIES (Note 7.c)	1,781,214	1,617,891

TOTAL LIABILITIES	15,910,716	13,993,241

S. MINORITY INTEREST IN SUBSIDIARIES (Note 5)	196,317	188,960

STOCKHOLDERS’ EQUITY	1,906,537	1,801,547

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	18,013,570	15,983,748

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See Note 16 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-06	12-31-05
DEBIT ACCOUNTS
Contingent
– Guarantees received	3,525,722	3,035,165
– Contra contingent debit accounts	363,341	325,775

	3,889,063	3,360,940

Control
– Receivables classified as irrecoverable	346,480	393,234
– Other	28,021,597	23,666,953
– Contra control debit accounts	257,213	319,273

	28,625,290	24,379,460

Derivatives
– “Notional” amount of non-deliverable forward transactions	526,815	46,982
– Contra debit derivatives accounts	410,336	93,161

	937,151	140,143

For trustee activities
– Funds in trust	36,565	29,896

	36,565	29,896

TOTAL	33,488,069	27,910,439

CREDIT ACCOUNTS
Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	11,202	3,827
– Guarantees provided to the BCRA	51,655	70,293
– Other guarantees given covered by debtor classification regulations (Exhibit 1)	142,082	171,022
– Other guaranties given non covered by debtor classification regulations	8,256	62
– Other covered by debtor classification regulations (Exhibit 1)	150,146	80,571
– Contra contingent credit accounts	3,525,722	3,035,165

	3,889,063	3,360,940

Control
– Items to be credited	197,511	134,517
– Other	59,702	184,756
– Contra control credit accounts	28,368,077	24,060,187

	28,625,290	24,379,460

Derivatives
– “Notional” amount of non-deliverable forward transactions	410,336	93,161
– Contra debit derivatives accounts	526,815	46,982

	937,151	140,143

For trustee activities
– Contra credit accounts for trustee activities	36,565	29,896

	36,565	29,896

TOTAL	33,488,069	27,910,439

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 16 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-06	09-30-05
A. FINANCIAL INCOME
Interest on cash and due from banks	13,330	17,811
Interest on loans to the financial sector	60,630	10,085
Interest on overdraft	66,975	26,795
Interest on discounted instruments	38,262	14,358
Interest on real estate mortgage	32,737	31,081
Interest on collateral loans	5,124	2,472
Interest on credit card loans	20,885	17,472
Interest on other loans	133,367	107,404
Interest from other receivables from financial transactions	28,508	6,587
Income from secured loans - Decree 1387/01	238,828	213,123
Net income from government and private securities	314,134	159,740
Indexation by CER	282,037	530,581
Other	107,715	84,603

	1,342,532	1,222,112

B. FINANCIAL EXPENSE
Interest on checking accounts	23,090	14,770
Interest on savings deposits	3,413	2,623
Interest on time deposits	209,326	106,310
Interest on financing to the financial sector	1,318	624
Interest from other liabilities from financial transactions	29,184	19,687
Other interest	14,606	57,180
Indexation by CER	98,921	259,782
Other	32,868	25,220

	412,726	486,196

GROSS INTERMEDIATION MARGIN – GAIN	929,806	735,916

C. ALLOWANCES FOR LOAN LOSSES	52,611	93,833

D. SERVICE CHARGE INCOME
Related to lending transactions	75,389	59,498
Related to liability transactions	178,923	143,369
Other commissions	322,027	246,948
Other	95,441	78,714

	671,780	528,529

E. SERVICE CHARGE EXPENSE
Commissions	56,754	33,852
Other	23,783	18,361

	80,537	52,213

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 16 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-06	09-30-05
F. ADMINISTRATIVE EXPENSES
Payroll expenses	366,434	307,454
Fees to Bank Directors and Statutory Auditors	241	239
Other professional fees	20,114	19,326
Advertising and publicity	33,895	27,999
Taxes	35,529	27,846
Other operating expenses	135,736	125,444
Other	73,439	54,231

	665,388	562,539

NET GAIN FROM FINANCIAL TRANSACTIONS	803,050	555,860

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(18,854)	(15,024)

G. OTHER INCOME
Income from long-term investments	18,561	2,469
Punitive interests	360	2,034
Loans recovered and reversals of allowances	45,492	59,581
Other	273,936	246,398

	338,349	310,482

H. OTHER EXPENSE
Punitive interests and charges paid to BCRA	454	47
Charge for uncollectibility of other receivables and other allowances	377,528	219,357
Amortization of difference arising from judicial resolutions	169,927	164,229
Other	423,326	362,246

	971,235	745,879

NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	151,310	105,439

I. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	19,320	13,535

NET INCOME FOR THE PERIOD	131,990	91,904

The accompanying notes 1 through 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2006 AND 2005

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 16 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-06	09-30-05
CHANGES IN CASH
Cash and due from banks at beginning of fiscal year	1,611,506	1,666,617
Increase in cash and due from banks	723,453	436,251

Cash and due from banks at end of the period	2,334,959	2,102,868

REASONS OF CHANGES IN CASH
Financial income collected	1,758,595	1,081,094
Service charge income collected	671,715	527,962
Less:
Financial expense paid	351,040	689,873
Services charge expense paid	80,537	52,213
Operating expenses paid	619,128	516,375

FUNDS PROVIDED BY ORDINARY OPERATIONS	1,379,605	350,595

OTHER SOURCES OF FUNDS
Net increase in deposits (*)	1,425,972	1,799,591
Net increase in other liabilities (*)	90,645	66,427
Net decrease in government and private securities (**)	—,—	234,561
Net decrease in loans (**)	—,—	45,995
Net decrease in other receivables from financial transactions (**)	—,—	171
Other sources of funds (**)	307,423	198,612

TOTAL OF SOURCES OF FUNDS	1,824,040	2,345,357

USE OF FUNDS
Net increase in government and private securities (**)	901,448	—,—
Net increase in loans (**)	769,546	—,—
Net increase in other receivables from financial transactions (**)	90,263	—,—
Net increase in other assets (**)	256,374	197,854
Net decrease in other liabilities from financial transactions (*)	23,782	1,726,736
Dividends paid in cash (**)	27,000	—,—
Other uses of funds (*)	411,779	335,111

TOTAL USES OF FUNDS	2,480,192	2,259,701

INCREASE IN FUNDS	723,453	436,251

(*) Variations originated in financing activities.	1,081,056	(195,829)
(**) Variations originated in investment activities.	(1,737,208)	281,485

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF SEPTEMBER 30, 2006 PRESENTED IN COMPARATIVE FORM

WITH THE BALANCE SHEET AS OF DECEMBER 31, 2005, AND THE STATEMENTS OF

INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH FLOWS AS OF

SEPTEMBER 30, 2005 (ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 16 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S.A. (BF) has consolidated - line by line - its balance sheets as of September 30, 2006 and at the end of previous year and the statements of income and cash flow for the nine month period ended September 30, 2006 and 2005, as per the following detail:

•	As of September 30, 2006:

a)	With the financial statements of Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía. Financiera S.A., for the nine month periods ended September 30, 2006 and 2005.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., and Consolidar Cía. de Seguros de Retiro S.A., for the three month periods ended September 30, 2006 and 2005.

•	As of December 31, 2005:

a)	With the financial statements of Credilogros Cía. Financiera S.A., Francés Valores Sociedad de Bolsa S.A, Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía Financiera S.A., for the fiscal year ended December 31, 2005.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and Consolidar Cía. de Seguros de Retiro S.A., for the six-month period ended December 31, 2005.

The results of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and Consolidar Cía. de Seguros de Retiro S.A. have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a nine-month period ended on September 30, 2006 and 2005.

Interests in subsidiaries as of September 30, 2006 and at the end of the prior fiscal year are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
Companies		09/30/06	12/31/05	09/30/06	12/31/05	09/30/06	12/31/05
Francés Valores Soc. de Bolsa S.A.	Common	12,780	12,137	94.9687	99.9700	94.9687	99.9700
Atuel Fideicomisos S.A.	Common	13,099,869	13,099,869	99.9999	99.9999	99.9999	99.9999
Consolidar A.F.J.P. S.A.	Common	75,842,839	75,842,839	53.8892	53.8892	53.8892	53.8892
Consolidar Cía. de Seguros de Vida S.A.	Common	7,383,921	7,383,921	65.9600	65.9600	65.9600	65.9600
Consolidar Cía. de Seguros de Retiro S.A.	Common	25,033,832	25,033,832	66.6666	66.6666	66.6666	66.6666
PSA Finance Argentina Cía Financiera S.A.	Common	9,000	9,000	50.0000	50.0000	50.0000	50.0000
Credilogros Cía. Financiera S.A. (*)	Common	———	39,700,000	———	69.5271	———	69.5271

(*)	A company sold on July 11, 2006 (see note 1.3. of BF)

Total assets, liabilities, stockholders´ equity and subsidiaries´ net income balances in accordance with the criteria defined in Note 2 below, as of September 30, 2006 and the end of the previous fiscal year and net income balances as of September 30, 2006 and 2005, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
Companies	09/30/06	12/31/05	09/30/06	12/31/05	09/30/06	12/31/05	09/30/06	09/30/05
Francés Valores Soc. de Bolsa S.A.	11,582	10,777	5,297	2,070	6,285	8,707	(780)	2,196
Atuel Fideicomisos S.A. and its subsidiary	22,903	17,618	4,806	4,110	18,097	13,508	4,588	(3,417)
Consolidar A.F.J.P. S.A.	384,793	346,858	111,328	83,659	273,465	263,199	10,265	17,696
Consolidar Cía. de Seguros de Vida S.A.	290,722	275,380	184,605	192,713	106,117	82,667	23,475	4,161
Consolidar Cía. de Seguros de Retiro S.A.	1,745,441	1,512,356	1,683,532	1,465,608	61,909	46,748	15,161	9,830
PSA Finance Argentina Cía Financiera S.A.	97,772	64,638	71,475	40,545	26,297	24,093	2,204	1,306
Credilogros Cía. Financiera S.A. (*)	—,—	94,522	—,—	55,708	—,—	38,814	—,—	4,990

(*)	A company sold on July 11, 2006 (see note 1.3. of BF)

2.	VALUATION METHODS

2.1.	The financial statements of the subsidiaries have been prepared based on similar methods to those applied by BF for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 2 to the stand-alone financial statements of BF, except for:

•	Consolidar AFJP S.A.: the intangible assets of this subsidiary were amortized in accordance with the standards of the A.F.J.P.’s Superintendence.

•	Consolidar A.F.J.P. S.A., Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A.: loans secured by the National Government - Decree 1387/01 held by these subsidiaries and Discount Bonds – Decree 1735/04 were valued in accordance with the regulations of the Superintendence of Pension Fund Administrators (A.F.J.P) and the National Superintendence of Insurance.

•	The items included under the captions Subsidiaries’ other assets and Subsidiaries’ other liabilities were valued in accordance with the regulations of the National Superintendence of Insurance.

2.2.

Consolidar Cía de Seguros de Retiro S.A.: the Company included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The abovementioned caption includes 26,909 and 29,819 at September 30, 2006 and the end of the previous fiscal year corresponding to the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the Superintendence of Insurance, will be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with current professional accounting standards, such amount should have been recorded as a loss for the year ended December 31, 2003.

3.	PENSION FUND MANAGEMENT

Consolidar AFJP manages a pension fund that as of September 30, 2006 and as of the end of the prior fiscal year amounted to 14,726 million and 12,763 million respectively.

4.	ATUEL FIDEICOMISOS S.A.

Under its line of business, Atuel Fideicomisos S.A. acts in its capacity as a trustee for the following trusts, in no case being personally liable for the liabilities assumed; such liabilities will be satisfied out of the proceeds of the underlying assets of each such trust.

•	Fideicomiso Corp. Banca: it was created by an agreement dated May 13, 1997, executed by Atuel Fideicomisos S.A. as trustee, Corp. Banca S.A. (later BBVA Banco Francés S.A.) as trustor and beneficiary, the Argentine Central Bank and Seguro de los Depósitos S.A. as beneficiaries.

•	Fideicomiso Banco Francés: it was created by an agreement dated on May 12, 2000, executed by Atuel Fideicomisos S.A. as trustee, and BBVA Banco Francés S.A. as trustor and beneficiary. As from January 1, 2002, by an assignment made by BBVA Banco Francés S.A., the beneficiary of the Trust Certificate is Banco Bilbao Vizcaya Argentaria S.A. (BBVA).

Atuel Fideicomisos also acts as administration and collection manager for Fideicomiso Diagonal, which was created by an agreement dated January 5, 2001, executed by Mercobank S.A as trustor, BBVA Banco Francés S.A. as trustee and BBVA Banco Francés S.A and other financial institutions and Seguro de Depósitos S.A. as beneficiaries (see note 10.1. of BF).

5.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	09-30-06	12-31-05
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	126,095	121,361
Consolidar Cía. de Seguros de Vida S.A.	36,123	28,140
Consolidar Cía. de Seguros de Retiro S.A.	20,634	15,581
Credilogros Compañía Financiera S.A.	—,—	11,828
Francés Valores Sociedad de Bolsa S.A.	316	3
Atuel Fideicomisos S.A.	—,—	1
PSA Finance Argentina Cía Financiera S.A.	13,149	12,046

	196,317	188,960

6.	RESTRICTIONS ON ASSETS

a)	Francés Valores Sociedad de Bolsa S.A. (stock broking company) holds shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 4,840. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stock broking companies with their obligations.

b)	See note 6 to the stand-alone financial statements of BF.

7.	BREAKDOWN OF MAIN ITEMS

Detailed below are the balances of those accounts that show significant variations in relation to the figures that arise from the financial statements of BF:

	09-30-06	12-31-05
a) GOVERNMENT AND PRIVATE SECURITIES
Holdings in investment accounts
Federal Government Bonds (LIBOR 2012) - Compensation	82,041	74,075
Discount Bonds in pesos	316,625	360,516
GDP-linked Securities in pesos	38,780	—,—
Others	—,—	513

Total	437,446	435,104

Holdings for trading or financial transactions
Federal Government Bonds 2008 (BODEN 2008)	4,997	54,723
Federal Government Bonds LIBOR 2012	45,170	52,786
Buenos Aires City Bond	3,917	7,358
Federal Government Bonds LIBOR 2015	—,—	10,036
Federal Government Bonds LIBOR 2014	32,738	3,036
Discount Bonds in pesos	252,968	246,447
Discount Bonds in US dollar	—,—	88,122
Peso-denominated GDP-related securities	13,516	40,074
Cuasipar Bonds in pesos	7,825	7,033
Secured Bonds due in 2018	84,180	105,283
Federal Government Bocon PRE8	35,542	45,196
Federal Government Bonds LIBOR 2011	9,289	—,—
Treasury Note vto 02-15-07	6,085	—,—
Other	8,164	4,743

Total	504,391	664,837

Unlisted government securities
Secured Bonds due in 2020	836,217	—,—
Tax credit certificates due in 2003/2006	5	6

Total	836,222	6

Instruments issued by the BCRA
BCRA Bills (LEBAC)	146,216	1,160,312
BCRA Notes (NOBAC)	2,645,831	1,088,526

Total	2,792,047	2,248,838

	09-30-06	12-31-05
Investments in listed private securities
Edesur S.A. Corporate Bonds	25,978	28,530
Telefónica de Argentina S.A. Corporate Bonds	9,403	36,280
Telecom Personal Corporate Bonds	8,952	9,206
Camuzzi Gas Pampeana Corporate Bonds	10,058	—,—
Rombo Compañía Fianciera Corporate Bonds	4,006	—,—
Tarjeta Naranja Trust	4,696	5,775
Acindar S.A.	6,137	—,—
Telecom	3,064	1,738
Galtrust 1 Financial Trust	11,079	9,204
Milennium Trust Financial Trust	4,965	—,—
Petrobrás Energía S.A.	6,048	7,175
FBA Bonos Argentina	9,607	—,—
FBA Ahorro Pesos	10,226	—,—
Goal Capital Plus F.C.I.	7,824	—,—
Schroder Corto Plazo F.C.I.	3,170	—,—
Other	39,760	57,941

Total	164,973	155,849

Allowances	(15,186)	(323)

Total	4,719,893	3,504,311

b) SUBSIDIARIES´ OTHER ASSETS
Premium receivables from insurance companies	20,653	23,461
Complementary Capital – Insurance Company	—,—	13,226
Others related to insurance business	450	3,568

Total	21,103	40,255

c) SUBSIDIARIES´ OTHER LIABILITIES
Insurance companies, claims in adjustment process	100,493	128,339
Fluctuation fund – Consolidar Cía de Seguros de Retiro S.A.	98,052	79,887
Insurance companies, mathematical reserve	1,506,753	1,367,010
Insurance companies, reinsurer´s reserve	(365)	(244)
Difference arising from secured loans accrued valuation	(26,909)	(29,819)
Benefit pending of integration – Resolution No. 29,796	(1,928)	(2,203)
Others related to insurance business	105,118	74,921

Total	1,781,214	1,617,891

EXHIBIT 1

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish-See Note 16)

- Stated in thousands of pesos -

	09-30-06	12-31-05
COMMERCIAL PORTFOLIO
Normal performance
Preferred collaterals and counter guaranty “A”	196,580	104,177
Other collaterals and counter guaranty “B”	42,989	38,393
Without senior security or counter guaranty	7,147,585	7,374,954
In potential risk
Other collaterals and counter guaranty “B”	2,581	6,361
Without senior security or counter guaranty	23,974	70,057
Nonperforming
Without senior security or counter guaranty	5,228	5,695
With high risk of uncollectibility
Without senior security or counter guaranty	33,124	59,885
Uncollectible
Without senior security or counter guaranty	26,472	5,041

Total	7,478,533	7,664,563

EXHIBIT 1

(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish-See Note 16)

- Stated in thousands of pesos -

	09-30-06	12-31-05
CONSUMER AND HOUSING PORTFOLIO
Normal performance
Preferred collaterals and counter guaranty “A”	8,032	7,995
Other collaterals and counter guaranty “B”	457,742	431,652
Without senior security or counter guaranty	1,344,655	1,021,207
Inadequate performance
Other collaterals and counter guaranty “B”	8,565	3,639
Without senior security or counter guaranty	11,124	5,079
Deficient performance
Other collaterals and counter guaranty “B”	650	1,023
Without senior security or counter guaranty	5,960	5,264
Unlikely to be collected
Other collaterals and counter guaranty “B”	665	1,657
Without senior security or counter guaranty	6,287	6,668
Uncollectible
Other collaterals and counter guaranty “B”	3,180	4,315
Without senior security or counter guaranty	3,103	5,421
Uncollectible, classified as such under regulatory requirements
Other collaterals and counter guaranty “B”	65	13
Without senior security or counter guaranty	36	108

Total	1,850,064	1,494,041

General Total (1)	9,328,597	9,158,604

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

INDEPENDENT ACCOUNTANTS´

LIMITED REVIEW REPORT

To the President and Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

Buenos Aires

1.	Identification of the financial statements subject to review

We have reviewed the accompanying balance sheet of BBVA BANCO FRANCÉS S.A. as of September 30, 2006 and the related statements of income, changes in stockholders’ equity and cash flows for the nine-month period then ended, with their notes 1 to 15 and supplemental exhibits “A” through “L” and “N” thereto.

We have also reviewed the consolidated balance sheet of BBVA BANCO FRANCÉS S.A. and its subsidiaries (listed in note 1 to the consolidated financial statements) as of September 30, 2006 and the related consolidated statements of income and of cash flows for the nine-month period then ended, with their notes 1 to 7 and exhibit 1, presented as supplementary information.

These financial statements are the responsibility of the Bank’s Board of Directors. Our responsibility is to issue a limited review report on such financial statements, based on our review performed in accordance with the scope described in caption 2.

2.	Scope of the review

We conducted our limited review in accordance with auditing standards generally accepted in Argentina for limited reviews of interim financial statements, and the “Minimum Standards for External Audits” for the limited review of quarterly financial statements established by the Argentine Central Bank (BCRA). This review is substantially less in scope than an audit of financial statements conducted in accordance with generally accepted standards, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an opinion on the financial statements mentioned in caption 1.

3.	Prior explanations to our limited review report

a)	The financial statements described in caption 1 have been prepared by the Bank in accordance with the standards established by the BCRA which differ from the professional accounting standards in force in Buenos Aires City in the aspects indicated in Note 3 to such financial statements. In addition, other differences with respect to the accounting principles generally accepted in Buenos Aires City are detailed in Note 2 to the consolidated financial statements.

b)	We have audited the Bank´s financial statements as of December 31, 2005 (opening balances), whose individual and consolidated balance sheets and their respective supplementary information have been presented comparatively and on which we issued our auditors´ report dated February 10, 2006, to which we refer, including certain qualifications due to certain significant divergences from the accounting principles generally accepted in Buenos Aires City.

Additionally, we have performed a limited review of the financial statements for the nine month period ended September 30, 2005, including the statements of changes in stockholders´ equity and individual and consolidated statements of income and cash flows and their respective supplementary information, presented comparatively, and on which we issued our limited review report dated November 4, 2005, to which we refer, including observations related to: (i) the assets recorded related to the estimated compensation for payments to depositors made under court orders; and (ii) the existence of certain divergences from the accounting principles generally accepted in Buenos Aires City. The resolution of the observation indicated in point (i) above is explained in note 3.I.c) to the financial statements described in caption 1.

4.	Limited review report

Based on our limited review performed with the scope indicated in caption 2, which did not include all the procedures necessary to enable us to express an opinion on the financial statements referred to in caption 1, we are in a position to report that:

a)	the financial statements of BBVA BANCO FRANCÉS S.A. both individually and consolidated with its subsidiaries companies as of September 30, 2006, give consideration to all the significant facts and circumstances of which we are aware of; and

b)	we do not have any observations to mention on the referred financial statements other than those indicated under caption 3.

As described in note 16 to the stand-alone financial statements, the effects of the differences between the accounting standards of the BCRA (which differ from the accounting principles generally accepted in Buenos Aires City – Argentina for the matters mentioned in Note 3 to the financial statements), and the accounting principles generally accepted in the countries in which the accompanying financial statements are to be used have not been quantified. Accordingly, they are not intended to present the financial position in accordance with accounting principles generally accepted in the countries of the users of the financial statements, other than Argentina. This report was prepared in accordance with auditing standards generally accepted in Argentina and the “Minimum Standards for External Audits” established by the BCRA. The translation into English of the financial statements described in caption 1 and of this independent auditors´ report has been made solely for the convenience of English-speaking readers.

Buenos Aires, November 9, 2006.

DELOITTE & Co. S.R.L.

CARLOS B. SRULEVICH
Partner

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms and their respective subsidiaries and affiliates. As a Swiss Verein (association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other’s acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names “Deloitte,” “Deloitte & Touche,” “Deloitte Touche Tohmatsu,” or other related names. Services are provided by the member firms or their subsidiaries or affiliates and not by the Deloitte Touche Tohmatsu Verein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: November 17, 2006	By:	/s/ Marcelo G. Canestri
		Name:	Marcelo G. Canestri
		Title:	Chief Financial Officer